Exhibit (12)(a)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(In thousands)	2007	2006	2005	2004	2003
Income before income taxes	$1,083,871	1,059,575	725,648	378,075	353,773
Fixed charges, excluding capitalized interest	28,618	17,466	4,196	6,858	6,460

Earnings (A)	$1,112,489	1,077,041	729,844	384,933	360,233

Interest	$28,618	17,466	4,196	6,858	6,460
One-third of rents	—	—	—	—	—
Capitalized interest	—	—	—	—	—

Fixed charges (B)	$28,618	17,466	4,196	6,858	6,460

Consolidated ratios of earnings to fixed charges (A)/(B)	38.87X	61.67	173.94	56.13	55.76

Amounts for the years 2004 and 2003 have not been restated for the adoption of FASB Staff Position No. FIN-39.1. Please refer to “—Notes to Consolidated Financial Statements” for additional information.